DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue, 34th Floor

New York, New York 10158

Telephone:  (212) 557-7200

December 29, 2014

Mara L. Ransom,

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Blue Earth, Inc.
Registration Statement on Form S-3
Filed December 5, 2014
File No. 333-200774

Dear Ms. Ransom:

As counsel to Blue Earth, Inc. (the “Company”), we are responding to the Staff’s Comment Letter dated December 23, 2014.  The comments are repeated in the order set forth in the comment letter with our responses to follow in order.  The Company has filed Amendment No. 1 to its Registration Statement on Form S-3 on this date.

Selling Stockholders, page 12

1.  Please identify all selling shareholders who are registered broker-dealers or who are affiliates of registered broker-dealers. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.  Please revise your disclosure accordingly.

Response:  We have been advised that no selling shareholders are registered broker-dealers.  We have stated that fact in the paragraph preceding the table.

2.  If a selling stockholder is an affiliate of a broker-dealer, please disclose, if true, that:

•	the seller purchased the securities to be resold in the ordinary course of business;

•	and at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

Alternatively, please disclose that the stockholder is an underwriter.  We may have additional comments upon review of your response.

Response:  No selling stockholder is an affiliate of a broker-dealer.

Incorporation of Certain Documents by Reference, page 16

3.  If you wish to incorporate by reference any Exchange Act reports filed during the period prior to the effectiveness of this registration statement, revise your disclosure in this section to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference. Please see Compliance and Disclosure Interpretations - Securities Act Forms Question 123.05, which is available on our website, www.sec.gov.

Response:  This comment has been complied with.

Exhibit 5.1

4.  The legal opinion does not appear to contain an opinion of counsel, though we note the inclusion of language stating “…we are of the opinion that:”.  Please have counsel revise to include its opinion.

Response:  This comment has been complied with.

If you have any questions, please do not hesitate to contact the undersigned at

646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By: /s/ Elliot H. Lutzker

Elliot H. Lutzker, Partner

cc:  Dr. Johnny R. Thomas